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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 29, 2003

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐            No ☒

        If "Yes" is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

  •
  KPN starts UMTS pilots in practice together with customers, dated October 29, 2003;

  •
  Wireless broadband internet with WLAN from KPN, dated October 29, 2003.

Press Release
Date
October 29, 2003
Number
KPN Starts UMTS pilots in practice together with customers	059pe

        KPN will shortly take a further step toward the introduction of data services the UMTS network in the Netherlands. These services will be tested in practice in extensive pilots together with The Hague City Council, Siemens Netherlands, Rotterdam Municipal Port Management with the Loodswezen (pilotage) and Eneco Energie.

Safety

        In the Haque, members of the city watch teams will be able to report and resolve incidents more rapidly, by equipping them with UMTS compatible devices. This will improve public order in the city. The pilot service in the port of Rotterdam ensures that ships enter and leave port safely. Using mobile data communications, pilots on board ship will have direct digital access to the information available on shore such as the latest depth and current measurements. Eneco Infra Services will speed the maintenance and inspection of the energy network as well as the reporting and resolving of interruptions by giving engineers mobile access to plans of network components and connections. For Siemens The Netherlands, the UMTS pilot will mean amongst other things a reduction in waiting times for field service engineers.

Improved performance

        With UMTS, users are able to do their jobs outside the office or their place of work more quickly and efficiently, regardless of location or time. For businesses and institutions, this results in improvements in business processes, cost reduction and/or increased revenue. This comes within reach because the UMTS network enables information exchanged more quickly. Cees van den Heijkant, Managing Director of KPN Mobile The Netherlands, comments: "The use of mobile data solutions over the current GPRS network already makes an important contribution to the performance of many organisations in the Netherlands. Not just businesses profit, but also organisations in the fields of health care, security and education, for example. We are taking a further step with UMTS. It is important to us to gain experience with the integration of mobile data services in business practices and processes together with our customers".

Network rollout

        For the pilots, KPN will utilise its UMTS network in large parts of the province of South Holland besides its GSM/GPRS network. The UMTS pilots will run for a number of months. They form part of the preparations for the market introduction of services over UMTS from mid 2004. KPN will only launch services over UMTS once they meet KPN's exacting standards with respect to quality of network, devices and services. KPN is investing €1.5 billion in the rollout of UMTS networks in the Netherlands, Germany and Belgium up to and including 2005.

Press Release
Date
October 29, 2003
Number
Wireless broadband internet with WLAN from KPN	060pe

        KPN starts pilot with over 200 'hotspots' in the Netherlands

        KPN will broaden its service provision over WLAN (Wireless Local Area Network). In a pilot starting in December, KPN Mobile subscribers in the Netherlands will be able to access the internet and enterprise networks at broadband speeds at more than 200 public "hotspots' in the Netherlands and thousands more abroad. In addition, subsidiary Planet Internet's customers will be able to use over 120 KPN hotspots across the Netherlands as an extension of their ADSL subscription.

        The WLAN pilot for KPN Mobile subscribers will last 3 months. Every KPN Mobile subscriber can take part. For a one-off fee of €5, participants can have 20 hours internet access per month at hotspots for the duration of the pilot.

        WLAN combines the speed of the fixed internet with the convenience of mobile working. WLAN gives laptop and PDA users wireless broadband access to the internet or company network. This can be at home or at the office, but also at so-called "hotspots" at public locations such as hotels, conference centres, roadside cafés and airports. In the Netherlands, KPN operates more than 120 hotspots of its own, including those at Van der Valk establishments. In addition, KPN works together with an increasing number of partners at home and abroad in order to provide customers with internet access at more and more hotspots.

        Customers need a WLAN-ready laptop or PDA. Accessing the internet at a public hotspot is easy. Once a customer has made a connection and started the browser, the log-in page automatically appears on the screen. They then simply enter their user name and password and get started. Planet Internet customers use their standard Planet log-in details. The user name for KPN Mobile subscribers is the same as their mobile phone number. They receive a unique password via SMS every time they log in.

        "With broadband services at WLAN hotspots, our customers can work even more efficiently and comfortably whilst on the move. KPN's strategy aims to always provide customers with a broadband connection, whether they are at home, at work or on the move," says Brian Stout, WLAN programme manager for KPN. "KPN expects that public WLAN services will provide an extra stimulus for the use of mobile data services".

        An overview of all participating hotspot locations will be available on www.kpn.com, category WLAN.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.
Dated: October 31, 2003	By:	/s/ MICHIEL ROOVERS
Michiel Roovers Legal Counsel

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SIGNATURES